PRESS RELEASE	MAY 12, 2025

Largo Announces Results of its Annual General Meeting of Shareholders

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces voting results from its Annual General Meeting of Shareholders (the "Meeting") held on Monday, May 12, 2025.

A total of 45,626,173 common shares of the Company were voted at the Meeting, representing 71.17% of the Company's issued and outstanding common shares. Shareholders voted to approve all matters brought before the Meeting, including the election of all director nominees and the appointment of KPMG LLP as the Company's auditors for the ensuing year.

Largo's Board of Directors wishes to thank its shareholders for their continued support. Detailed results of the votes on the election of directors are as follows:

Name of Director Nominee	Shares Voted For	%	Shares Withheld	%
Alberto Arias	31,061,877	83.27%	6,242,148	16.73%
David Brace	36,620,985	98.17%	683,040	1.83%
Jonathan Lee	35,650,102	95.57%	1,653,923	4.43%
Daniel Tellechea	36,605,044	98.13%	698,981	1.87%
Andrea Weinberg	35,649,578	95.56%	1,654,447	4.43%

For further detailed voting results on the Meeting, please refer to the Company's Report of Voting Results filed on SEDAR+ at www.sedarplus.com and on www.sec.gov.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com